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November 1, 1999

Dear Shareholder:

    On behalf of the Board of Directors, I am pleased to inform you that on October 26, 1999, Praegitzer Industries, Inc. ("Praegitzer") entered into an Agreement and Plan of Merger with T Merger Sub (OR), Inc. ("Purchaser"), a wholly owned subsidiary of Sigma Circuits, Inc. ("Parent") and an indirect wholly owned subsidiary of Tyco International Ltd. ("Tyco"), which provides for the acquisition of all Praegitzer's common stock at a price of $5.50 per share in cash. Under the terms of the Agreement, Purchaser has commenced a cash tender offer for all outstanding shares of Praegitzer at $5.50 per share (the "Offer"). Subject to successful completion of the Offer, and satisfaction of certain conditions in the Agreement, Purchaser will be merged into Praegitzer and all shares not purchased in the Offer (other than shares held by Tyco, Parent or Purchaser, or any subsidiary of Tyco) will be converted into the right to receive $5.50 per share in the merger.

    THE BOARD OF DIRECTORS OF PRAEGITZER HAS APPROVED THE OFFER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF PRAEGITZER SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT ALL PRAEGITZER SHAREHOLDERS TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the written opinion of Adams, Harkness & Hill, Inc. to Praegitzer that the consideration of $5.50 per share in cash to be received by shareholders pursuant to the Offer and the merger is fair to shareholders from a financial point of view. The Schedule 14D-9 contains important information relating to the Offer, and you are encouraged to read the Schedule 14D-9.

    In addition to the enclosed Schedule 14D-9, also enclosed is the Offer to Purchase dated November 1, 1999, together with related materials, including a Letter of Transmittal, to be used for tendering your shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions on how to tender your shares. We urge you to read these documents carefully. Questions or requests for assistance may be directed to Morrow & Co., Inc., the Purchaser's information agent, at 445 Park Avenue, 5th Floor, New York, NY 10022, tel: (800) 566-9061.

    The management and directors of Praegitzer thank you for the support you have given Praegitzer over the years.

                                          On behalf of the Board of Directors,
                                          Robert L. Praegitzer
                                          Chairman of the Board and
                                          Chief Executive Officer